January 22, 2018

Filed as Edgar Correspondence

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Monitronics International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 13, 2017
Form 10-Q for the Quarter Ended September 30, 2017
Filed November 3, 2017
File No. 333-110025

Dear Mr. Spirgel:

This letter is submitted by Monitronics International, Inc. (“we” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated December 19, 2017 (the “Comment Letter”), which requested a response from the Company relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) and Form 10-Q for the quarter ended September 30, 2017. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Note (2) Summary of Significant Accounting Policies

Subscriber Accounts, Page 40

1.	Please tell us and disclose, in detail, your policies for the recognition and measurement of impairment loss of your subscriber accounts intangible asset.

Response:

Management tests its long-lived assets/asset groups whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. For each of MONI and LiveWatch, subscriber intangible assets are considered one asset group due to the homogenous nature of the individual assets. Services provided to each subscriber account are essentially the same. The costs incurred to provide service to our customers are not separable at the account level, and therefore, cash flows are only identifiable when looking at the entire population of subscriber

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

accounts. As a result, for purposes of recognizing and measuring impairment losses in accordance with ASC 360-10-35-23, the entire population of subscriber accounts, for each of MONI and LiveWatch, is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Management has controls and processes in place to determine whether events or circumstances exist which would indicate the carrying value of the subscriber intangible asset group may not be recoverable. These controls and processes include periodic analysis of actual results to budgeted key performance indicators including creation costs, average Recurring Monthly Revenue (“RMR”) and subscriber attrition. In addition, management performs a quarterly review of actual end of period subscriber accounts as compared to calculated end of period accounts based on the application of our amortization policy to subscriber assets acquired since 2010 to confirm that our amortization policy is consistent with and amortizes subscriber accounts at the rate that exceeds actual subscriber attrition. If indicators of a potential impairment are identified, management will test and recognize an impairment, as necessary, by the amount the carrying value exceeds the estimated fair value, as determined from the income approach. Lastly, management reviews the subscriber accounts asset amortization methodology annually to ensure the methodology is consistent with actual experience.

We will modify our Summary of Significant Accounting Policies footnote related to subscriber accounts on future Annual Reports in the Form 10-K filed with the Securities and Exchange Commission to include the following (additions have been underlined and italicized and deletions have been struck through):

Note (2), Summary of Significant Accounting Policies

Subscriber Accounts

The Company has processes and controls in place, including the review of key performance indicators, to assist management in identifying events or circumstances that indicate the Subscriber Accounts Asset may not be recoverable. If an indicator that the asset may not be recoverable exists, management ~~reviews~~ tests the Subscriber Accounts Asset for impairment. ~~or a change in amortization method at each reporting period,~~ For purposes of recognition and measurement of an impairment loss, the Company views subscriber accounts as a single pool, for each of MONI and LiveWatch, because of the assets’ homogeneous characteristics, and the pool of subscriber accounts is the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. If such assets are considered to be impaired, the impairment loss to be recognized is measured as the amount by which the carrying value of the assets exceeds the estimated fair value, as determined using the income approach.

In addition, the Company reviews the Subscriber Accounts Asset amortization methodology annually to ensure the methodology is consistent with actual experience.

Goodwill, page 41

2.
Please clarify your goodwill impairment policy disclosure and tell us if your annual test for impairment is a qualitative assessment or a quantitative test. Also please indicate the number of reporting units. With respect to your quantitative test for impairment, please tell us how you consider subscriber attrition and cash expenditures for subscriber accounts acquired.

Response:

The Company assesses the recoverability of the carrying value of each of its reporting units’ goodwill during the fourth quarter of its fiscal year, based on October 31 financial information, or whenever events or changes in circumstances indicate that the carrying amount of its reporting units’ goodwill may not be fully recoverable.

As disclosed in Note (16) of the 2016 Form 10-K, the Company operates through two reportable business segments according to the nature and economic characteristics of its services as well as the manner in which the information is reviewed internally by the Company’s chief operating decision maker. These business segments are Monitronics International, Inc. (“MONI”) and LiveWatch, LLC (“LiveWatch”), and are also the Company’s reporting units for

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

purposes of performing our goodwill impairment analysis. In future filings, the Company will clarify that MONI and LiveWatch are the Company’s reporting units.

In accordance with ASC 350-20-35-3, the Company’s goodwill impairment policies permit management to assess qualitative factors for each reporting unit to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If, as a result of the qualitative assessment, it is more-likely-than-not that an impairment exists, then the Company’s policies require management to perform a quantitative assessment. We will modify our Goodwill footnote on future Annual Reports in the Form 10-K filed with the Securities and Exchange Commission to disclose whether management’s annual impairment analysis was based on a qualitative or quantitative assessment.

The process by which management performs its quantitative assessment, when necessary, is outlined in Note (2) Summary of Significant Accounting Policies, Goodwill on page 41 of the 2016 Form 10-K. The recoverability of goodwill at the reporting unit level is assessed based on market data and/or a discounted cash flow model. The Company’s cash flow model contains key assumptions including subscriber account acquisitions and related costs, average RMR per customer, subscriber attrition, capital expenditures, and discount rate. Projected revenue streams in the cash flow model are based on latest actual RMR and adjusted for forecasted subscriber RMR acquired and expected attrition based on our subscriber account historical trend data. Forecasted subscriber RMR acquired and creation costs (cash expenditures for subscriber accounts acquired) are estimated based on recent historical trends adjusted for any forecasted events or circumstances.

We will modify our Summary of Significant Accounting Policies footnote related to goodwill on future Annual Reports in the Form 10-K filed with the Securities and Exchange Commission to include the following (additions have been underlined and italicized and deletions have been struck through):

Note (2), Summary of Significant Accounting Policies

Goodwill

The Company accounts for its goodwill pursuant to the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other ("FASB ASC Topic 350"). In accordance with FASB ASC Topic 350, goodwill is not amortized, but rather tested for impairment at least annually, or earlier if an event occurs, or circumstances change, that indicate the fair value of a reporting unit may be below its carrying amount.

The Company assesses the recoverability of the carrying value of goodwill during the fourth quarter of its fiscal year, based on October 31 financial information, or whenever events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable. The Company’s reporting units are the MONI and LiveWatch business segments and recoverability is measured at the reporting unit level based on the provisions of FASB ASC Topic 350.

Form 10-Q for the Quarter Ended September 30, 2017

Note (8) Commitments, Contingencies and Other Liabilities, Page 12

3.	Please clarify and explain to us how you reported the $28 million settlement and any anticipated insurance recovery in your financial statements.

Response:

During the quarter ended June 30, 2017, a $28 million settlement was reached among the parties to the putative class action that alleged violations of various state and federal telemarketing laws, which then led management to conclude that it was probable that a liability existed and that the amount of the liability could be reasonably estimated. As such, the Company recorded a liability in Other accrued liabilities and corresponding expense in Selling, general and administrative expense of $28 million. Pursuant to the terms of the settlement agreement, the Company paid $5 million of the $28 million settlement in the third quarter of 2017. The remainder of the settlement

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

is expected to be paid in the first half 2018.

Although the Company has insurance policies that cover telemarketing activities, the Company has not recorded any anticipated recovery in its financial statements as of September 30, 2017. Insurance proceeds, if any, are considered gain contingencies and will not be recorded until the Company receives agreement from its insurance carriers and collectability can be reasonably assured or cash is received.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.
In a prominent discussion please provide a narrative explanation of the trends and uncertainties in your financial results and liquidity to enable readers to better understand the Company through the eyes of management. We note the Company has incurred significant losses from continuing operations and while you report net cash provided by operating activities such amounts are more than offset by the expenditures incurred to replace lost subscriber accounts. Please clearly address these circumstances and describe the steps you believe are necessary in order for the trend in losses and negative cash flows to be rectified. Clearly address the uncertainties associated with achieving positive cash flow from operations in an amount in excess of cash expended in the acquisition of subscriber accounts. In this regard, we note in the table on page 22 that subscriber accounts acquired have not been sufficient to replace the number of accounts canceled in each of the past two years ended September 30, 2017 and 2016. Please discuss the impact on MONI’s significant subscriber attrition on your ability to achieve net positive cash flows from future operations less expenditures incurred to acquire new subscriber accounts.

Response:

The Company acknowledges the Staff’s comment and in future filings, including the Company’s Annual Report in the Form 10-K for the year ending December 31, 2017, the Company will disclose in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the steps that the Company is taking to address the trends and uncertainties identified in the Staff’s comment. More specifically, we propose to insert the disclosure substantially in the form below in our MD&A following our discussion of accounts acquired:

Strategic Initiatives

Given the recent decreases in the generation of new subscriber accounts in our dealer channel and trends in subscriber attrition, the Company has implemented several initiatives related to account growth, creation costs, attrition, and margin improvements.

Account Growth

We believe that generating account growth at a reasonable cost is essential to scaling our business and generating shareholder value. In recent years, our acquisition of new subscriber accounts through our dealer channel has declined due to the attrition of large dealers, efforts to acquire new accounts from dealers at lower purchase prices, and increased competition from telecommunications and cable companies in the market. The Company currently has several initiatives in place to improve account growth, which include:

•	Recruiting high quality dealers into the MONI Authorized Dealer Program,

•	Assisting new and existing dealers with training and marketing initiatives to increase productivity,

•	Acquiring bulk accounts to supplement account generation,

•	Offering third party equipment financing to consumers which is expected to assist in driving account growth at lower creation costs,

•	Growing the MONI direct sales and LiveWatch do it yourself (“DIY”) sales channels, and

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

•	Enhancing our brand recognition with consumers.

Although MONI has seen some increases in new subscriber accounts from its internal sales channel, such increases have not been able to offset the declines in the dealer channel. We have attempted to bolster the efforts of our internal sales channels to increase account growth by developing relationships with third parties, such as Nest, to bring in new leads and account growth opportunities.

Creation Costs

We also consider the management of creation costs to be a key driver in improving the Company’s financial results as lower creation costs would improve the Company’s profitability and cash flows. The initiatives related to managing creation costs include:

•	Growing the MONI direct sales and LiveWatch DIY sales channels with lower creation cost multiples, and

•	Negotiating lower subscriber account purchase price multiples in our dealer channel,

In addition, we expect that new customers who subscribe to MONI’s services through its partnership with Nest will also contribute to lower creation cost multiples as it is expected that Nest equipment will be purchased up front by the consumer as opposed to subsidized by the Company.

Attrition

We have also experienced higher subscriber attrition rates in the past few years. While there are number of factors impacting our attrition rate, we expect subscriber cancellations to improve due to the expiration of a large number of subscriber contracts that we acquired in bulk purchases during 2011 and 2012 (the “Pinnacle accounts”), as well as the cancellations by subscribers following AT&T’s decision to take its 2G cellular networks offline.

Notwithstanding the anticipated decrease in future cancellations, we have continued to develop our efforts to manage subscriber attrition, which we believe will help drive increases in our subscriber base and shareholder value. The Company currently has several initiatives in place to reduce subscriber attrition, which include:

•	Maintaining high customer service levels,

•	Using predictive modeling to identify subscribers with a higher risk of cancellation and engaging with these subscribers to obtain contract extensions on terms favorable to the Company, and

•	Implementing effective pricing strategies.

Margin Improvement

We have also adopted initiatives to reduce expenses and improve our financial results, which include:

•	Reducing our operating costs by right sizing the cost structure to the business and leveraging our scale,

•	Implementing more sophisticated purchasing techniques, and

•	Increasing use of automation.

While the uncertainties related to the successful implementation of the foregoing initiatives could impact the Company’s ability to achieve net profitability and positive cash flows in the near term, we believe they will position

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

the Company to improve its operating performance, increase cash flows, and create shareholder value over the long-term.

Pre-SAC Adjusted EBITDA, Page 23

5.
Regarding your non-GAAP measure Pre-SAC Adjusted EBITDA, you should not present a measure that excludes normal recurring, cash operating expenses necessary to operate your business. Also, individually tailored recognition and measurement methods should not be used. We refer you to the guidance in Questions 100.01 and 100.04 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please comply with this comment in all future filings and future earnings releases or tell us why you believe it is not necessary to do so.

Response:

We note the Staff’s guidance in Questions 100.01 and 100.04 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.  We do not believe that our presentation of Pre-SAC Adjusted EBITDA is misleading, nor does the presentation seek to accelerate revenue that should be recognized ratably over time in accordance with GAAP.  Rather, we believe this performance measure is meaningful to our investors because it provides a useful means to gauge our ongoing ability to operate our business.

Similar to other companies in the security alarm monitoring industry, we create revenue streams through the acquisition of alarm monitoring contracts. We do this in two ways:  through our dealer sales channel and through our direct-to-consumer sales channel.  When we acquire accounts through our dealer sales channel, we capitalize payments to dealers when we acquire those accounts.   By contrast, when we acquire accounts through our direct-to-consumer sales channel, we recognize certain marketing and other costs that we incur to generate those leads, as well as certain related revenue (e.g., activation fees).

There are substantial costs involved in acquiring new subscriber accounts through both the dealer sales channel and the direct-to-consumer sales channel.  In the case of accounts acquired through the dealer sales channel, the creation costs paid to acquire subscribers are capitalized under US GAAP and thus excluded from Adjusted EBITDA, while in the case of direct-to consumer sales, creation costs are primarily expensed as incurred. Pre-SAC Adjusted EBITDA adjusts for the impact of the direct-to-consumer account creation costs. Recurring monthly revenues from both the direct-to consumer and the dealer sales channels are included in Pre-SAC Adjusted EBITDA; however, the initial product revenues related to the creation of the subscriber account from direct-to-consumer sales channel are excluded. This provides visibility to the recurring revenue and expenses for both the direct-to-consumer and the dealer sales channels on a consistent basis. It allows our investors to analyze income from the ongoing relationship we have with our subscriber base in the same manner as management does: by evaluating the cost to acquire customers as compared to the cost to service and retain such customers over future periods.

Our presentation of Pre-SAC Adjusted EBITDA does not accelerate recognition of revenue. Rather, this performance metric excludes revenue, such as product sales, that is associated with the creation costs that are likewise excluded.

We further believe that Pre-SAC Adjusted EBITDA is a common performance metric used in the security alarm monitoring business to gauge a company’s ongoing ability to profitably operate its business and service its existing customers.

Based on the foregoing, we propose to modify our disclosure in future filings as follows:

“Pre-SAC Adjusted EBITDA

In addition to MONI's dealer sales channel, MONI and LiveWatch also generate leads and acquire accounts through their direct-to-consumer sales channels.  As such, certain expenditures and related revenue associated

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

with subscriber acquisition (subscriber acquisition costs, or "SAC") are recognized as incurred. This is in contrast to the dealer sales channel, which capitalizes payments to dealers to acquire accounts.

"Pre-SAC Adjusted EBITDA" is a measure that eliminates the impact of generating leads and acquiring accounts through the direct-to-consumer sales channels that is recognized in operating income. Pre-SAC Adjusted EBITDA is defined as total Adjusted EBITDA excluding SAC related to internally generated subscriber leads and accounts through the direct-to-consumer sales channels, as well as any related revenue.

We believe Pre-SAC Adjusted EBITDA is ~~a~~ meaningful ~~measure of our financial performance in servicing our customer base~~ to investors as it is a useful gauge of our ongoing ability to operate our business based on our ongoing relationship with our existing subscriber base and attrition levels. It is also a metric that is commonly used by analysts in our industry. Pre-SAC Adjusted EBITDA should be considered in addition to, but not as a substitute for, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Pre-SAC Adjusted EBITDA is a non-GAAP financial measure. As companies often define non-GAAP financial measures differently, Pre-SAC Adjusted EBITDA as calculated by the Company should not be compared to any similarly titled measures reported by other companies.”

Mr. Spirgel
United States Securities and Exchange Commission
January 22, 2018

* * * *

The Company respectfully believes this letter addresses the Staff’s comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at 972-277-3644.

Sincerely,

/s/ Fred A. Graffam

Senior Vice President and Chief Financial Officer

CC:	Jeff Gardner
William Niles
Renee Wilm